Mail Stop 4561

August 9, 2007

Robin Raina
President & Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328

       Re: **Ebix, Inc.**
               Registration Statement on Form S-1
               Filed on July 13, 2007
               File No. 333-144538
               Form 10-K for Fiscal Year Ended December 31, 2006
               File No. 000-15946

Dear Mr. Raina:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Where You Can Find More Information, page 15

1.   Please update this section to incorporate by reference each subsequent report that you have actually filed pursuant to Section 13(a) of the Exchange Act.

Undertakings, page II-3

2.   Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K or explain in your response letter why it is not applicable.

Legal Opinion

3.   The opinion you have filed opines that the shares "when sold in accordance with the terms described in the Registration Statement, will be validly issued, fully paid and non-assessable." However, the shares being registered appear to have already been issued, and so we would expect your opinion to state that these shares are validly issued, fully paid and non-assessable, without qualification. Please revise or advise.

Signatures

4.   In future filings, including any amendments to your current filings which you file in response to these comments, please identify who is signing in the capacity of your principal accounting officer. See the instructions for signatures on Form S-1.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 59

5.   You state that your chief executive officer and chief financial officer have concluded that your "controls and procedures are effective to ensure that we are able to collect, process and disclose the information it is required to disclose in the report we file with the SEC within the required time periods." Please revise this language so that it conforms to the formulation appearing in Rule 13a-15(e). Please also revise your disclosure to clarify, if true, that these officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e).

        As appropriate, please amend your filings in response to these comments. With respect to the Form 10-K, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You should provide us with marked copies of the amendments to expedite our review. Please furnish

Robin Raina
Ebix, Inc.
August 9, 2007
Page 3

a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, as applicable, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions, please call David L. Orlic at (202) 551-3503, or, if you require further assistance, me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (404) 685-7031
        Terry F. Schwarz, Esq.
        Smith, Gambrell & Russell, LLP